UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ___________________________
SCHEDULE 13D/A
(Amendment No. 9)
Under the Securities Exchange Act of 1934
 ___________________________

 MPLX LP
(Name of Issuer)
Common Units Representing Limited Partner Interests
(Title of Class of Securities)
55336V100
(CUSIP Number)
Molly R. Benson
Vice President, Chief Securities, Governance & Compliance Officer and Corporate Secretary
Marathon Petroleum Corporation
539 South Main Street
Findlay, Ohio 45840
(419) 422-2121
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 30, 2018
(Date of Event which Requires Filing of this Statement)
 ___________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 55336V100

1.	Name of Reporting Person: Marathon Petroleum Corporation
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 504,701,934(1)
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 504,701,934(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 504,701,934(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 63.6%(2)
14.	Type of Reporting Person: CO

1.
MPLX Logistics Holdings LLC (“MPLX Logistics”) beneficially owns 84,722,985 common units representing limited partner interests in the Issuer (“MPLX Common Units”). MPLX GP LLC (“MPLX GP”) beneficially owns 383,527,195 MPLX Common Units. MPC Investment LLC (“MPC Investment”) beneficially owns 36,451,754 MPLX Common Units. Additionally, MPC Investment owns all of the membership interests in MPLX Logistics and MPLX GP. Accordingly, MPC Investment may be deemed to indirectly beneficially own the MPLX Common Units directly held by MPLX Logistics and MPLX GP. Marathon Petroleum Corporation (“MPC”) owns all of the membership interests in MPC Investment. Accordingly, MPC may be deemed to indirectly beneficially own the MPLX Common Units directly held by MPLX Logistics, MPC Investment and MPLX GP.

2.	Based upon 794,032,738 MPLX Common Units issued and outstanding as of August 1, 2018, as reported by the Issuer to the Reporting Persons.

CUSIP No.: 55336V100

1.	Name of Reporting Person: MPC Investment LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 504,701,934(1)
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 504,701,934(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 504,701,934(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 63.6%(2)
14.	Type of Reporting Person: OO

1.
MPLX Logistics beneficially owns 84,722,985 MPLX Common Units. MPLX GP beneficially owns 383,527,195 MPLX Common Units. MPC Investment beneficially owns 36,451,754 MPLX Common Units. Additionally, MPC Investment owns all of the membership interests in MPLX Logistics and MPLX GP. Accordingly, MPC Investment may be deemed to indirectly beneficially own the MPLX Common Units directly held by MPLX Logistics and MPLX GP. MPC owns all of the membership interests in MPC Investment. Accordingly, MPC may be deemed to indirectly beneficially own the MPLX Common Units directly held by MPLX Logistics, MPC Investment and MPLX GP.

2.	Based upon 794,032,738 MPLX Common Units issued and outstanding as of August 1, 2018, as reported by the Issuer to the Reporting Persons.

CUSIP No.: 55336V100

1.	Name of Reporting Person: MPLX Logistics Holdings LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 84,722,985
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 84,722,985
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 84,722,985
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 10.7%(1)
14.	Type of Reporting Person: OO

1.	Based upon 794,032,738 MPLX Common Units issued and outstanding as of August 1, 2018, as reported by the Issuer to the Reporting Persons.

CUSIP No.: 55336V100

1.	Name of Reporting Person: MPLX GP LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 383,527,195
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 383,527,195
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 383,527,195
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 48.3%(1)
14.	Type of Reporting Person: OO

1.	Based upon 794,032,738 MPLX Common Units issued and outstanding as of August 1, 2018, as reported by the Issuer to the Reporting Persons.

Explanatory Note: This Amendment No. 9 (this “Amendment”) filed by Marathon Petroleum Corporation (“MPC”), MPC Investment LLC (“MPC Investment”), MPLX Logistics Holdings LLC (“MPLX Logistics”) and MPLX GP LLC (“MPLX GP”) amends and supplements the statement on Schedule 13D concerning the common units representing limited partner interests (“MPLX Common Units”) in MPLX LP (the “Issuer”) filed on December 3, 2014 and as amended on December 12, 2014, August 19, 2015, December 7, 2015, April 4, 2016, March 6, 2017, September 1, 2017, December 18, 2017 and February 5, 2018 (the “Schedule 13D”). The Schedule 13D is not modified except as specifically provided herein. Any terms capitalized but not defined herein shall have the same meaning as defined in the Schedule 13D.

Item 1.	Security and Issuer
No changes to this Item.

Item 2.	Identity and Background
Item 2 of this Schedule 13D is hereby supplemented as follows:

As a result of the Merger (as defined and described below), MPLX Holdings Inc. (“MPLX Holdings”) is no longer a Reporting Person.
The information required by subparagraphs (a), (b), (c) and (f) of this Item with respect to the directors and executive officers of the Reporting Persons is set forth on Schedule I attached hereto and is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of this Schedule 13D is hereby supplemented as follows:
The information provided or incorporated by reference in Item 4 below is hereby incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction
Item 4 of this Schedule 13D is hereby supplemented as follows:
On September 30, 2018, MPLX Holdings and MPC Investment entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, effective at 11:59 p.m. on September 30, 2018, MPLX Holdings merged with and into MPC Investment, with MPC Investment surviving the merger (the “Merger”). Accordingly, the 36,451,754 MPLX Common Units held directly by MPLX Holdings prior to the Merger are now held directly by MPC Investment.
The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 1 hereto, and is incorporated by reference herein.
Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire, retain or sell all or a portion of the MPLX Common Units in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the MPLX Common Units; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.
On October 1, 2018, MPC is expected to complete its acquisition of Andeavor, a Delaware corporation (“Andeavor”) pursuant to the Agreement and Plan of Merger, dated as of April 29, 2018 (as amended, the “Andeavor Merger Agreement”), by and among Andeavor, MPC, Mahi Inc., a Delaware corporation and a wholly owned subsidiary of MPC, and Andeavor LLC (f/k/a Mahi LLC), a Delaware limited liability company and a wholly owned subsidiary of MPC. Following the completion of the transactions contemplated by the Andeavor Merger Agreement, MPC may be deemed to be the indirect beneficial owner of approximately 64% of the common units representing limited partner interests of Andeavor Logistics LP (“Andeavor Logistics”) and will control the general partner of Andeavor Logistics, Tesoro Logistics GP, LLC.

Following the closing of the Andeavor acquisition, Gregory J. Goff, Chairman, President and Chief Executive Officer of Andeavor and Chief Executive Officer and Chairman of the Board of Directors of the general partner of Andeavor Logistics, is expected to be appointed to the Board of Directors of MPLX GP.
Except as set forth above, the Reporting Persons and Related Persons have no present plans or proposals that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
Item 5 of this Schedule 13D is hereby supplemented as follows:
(a) Items 11 and 13 of each Cover Page state the aggregate number and percentage of MPLX Common Units beneficially owned by the applicable Reporting Persons. After giving effect to the Merger, MPLX Logistics beneficially owns 84,722,985 MPLX Common Units, MPLX GP beneficially owns 383,527,195 MPLX Common Units and MPC Investment beneficially owns 36,451,754 MPLX Common Units, representing in the aggregate, approximately 63.6% of the MPLX Common Units issued and outstanding, based upon 794,032,738 MPLX Common Units issued and outstanding as of August 1, 2018, as reported by the Issuer to the Reporting Persons. MPC Investment owns all of the membership interests in MPLX Logistics and MPLX GP. Accordingly, MPC Investment may be deemed to indirectly beneficially own the MPLX Common Units directly held by MPLX Logistics and MPLX GP. MPC owns all of the membership interests in MPC Investment. Accordingly, MPC may be deemed to indirectly beneficially own the MPLX Common Units directly held by MPLX Logistics, MPC Investment and MPLX GP. The members of the board of directors of MPC are listed on Schedule I to this Amendment. No individual member of the board of directors of MPC is deemed to hold any beneficial ownership in the MPLX Common Units held by MPLX Logistics, MPC Investment or MPLX GP.
(b) The information provided in Item 5(a) of this Amendment and in Items 7 through 11 of the cover pages is incorporated herein by reference.
(c) Except as set forth herein, MPLX Logistics, MPC Investment and MPLX GP have not effected any transactions in the MPLX Common Units within the past 60 days. None of MPC nor any person listed on Schedule I has effected any transactions in the MPLX Common Units within the past 60 days except as set forth in Schedule I.
(d) None of MPC, MPC Investment, MPLX GP, nor MPLX Logistics has any knowledge of any other person having the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the MPLX Common Units held in the name of MPLX Logistics, MPC Investment or MPLX GP and reported herein.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of this Schedule 13D is hereby supplemented as follows:
The information provided or incorporated by reference in Item 4 above is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.
The following documents are filed as exhibits.

Exhibit No.	Description

99.1	Agreement and Plan of Merger, dated as of September 30, 2018, by and between MPLX Holdings Inc. and MPC Investment LLC

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2018		Marathon Petroleum Corporation

	By:	/s/ Molly R. Benson
Molly R. Benson
Vice President, Chief Securities, Governance and Compliance Officer and Corporate Secretary

MPC Investment LLC

	By:	/s/ Molly R. Benson
Molly R. Benson
Vice President, Chief Securities, Governance and Compliance Officer and Corporate Secretary

MPLX Logistics Holdings LLC

	By:	/s/ Molly R. Benson
Molly R. Benson
Assistant Secretary

MPLX GP LLC

	By:	/s/ Molly R. Benson
Molly R. Benson
Vice President, Chief Securities, Governance and Compliance Officer and Corporate Secretary

Schedule I
Information regarding each director and executive officer of Marathon Petroleum Corporation is set forth below. The business address for each director and executive officer is c/o Marathon Petroleum Corporation, 539 South Main Street, Findlay, Ohio, United States.

Marathon Petroleum Corporation
Name, Title	Principal Occupation	Citizenship	Transactions in Last 60 Days
Directors

Gary R. Heminger	Chairman and Chief Executive Officer Marathon Petroleum Corporation	U.S.	—

Abdulaziz F. Alkhayyal	Retired Senior Vice President, Industrial Relations Saudi Aramco	Saudi Arabia	14.757[1]

Evan Bayh	Senior Advisor, Apollo Global Management Senior Advisor, Cozen O'Connor Public Strategies and Of Counsel, Cozen O'Connor	U.S.	41.747[1]

Charles E. Bunch	Retired Chairman of the Board and CEO PPG Industries, Inc.	U.S.	24.031[1]

Steven A. Davis	Former Chairman and Chief Executive Officer Bob Evans Farms, Inc.	U.S.	36.520[1]

Donna A. James	Managing Director Lardon & Associates, LLC	U.S.	41.748[1]

James E. Rohr	Retired Chairman and Chief Executive Officer The PNC Financial Services Group, Inc.	U.S.	36.521[1]

Frank M. Semple	Retired Chairman, President and Chief Executive Officer MarkWest Energy Partners, L.P.	U.S.	98.013[1]

J. Michael Stice	Dean, Mewbourne College of Earth & Energy University of Oklahoma	U.S.	30.312[1]

John P. Surma	Retired Chairman and Chief Executive Officer United States Steel Corporation	U.S.	256.655[1]

Executive Officers

Gary R. Heminger	Chairman and Chief Executive Officer	U.S.	—

Raymond L. Brooks	Senior Vice President, Refining	U.S.	—

Suzanne Gagle	Vice President and General Counsel	U.S.	—

Timothy T. Griffith	Senior Vice President and Chief Financial Officer	U.S.	—

Thomas Kaczynski	Vice President, Finance and Treasurer	U.S.	—

Thomas M. Kelley	Senior Vice President, Marketing	U.S.	—

Anthony R. Kenney	President, Speedway LLC	U.S.	—

C. Michael Palmer	Senior Vice President, Supply, Distribution and Planning	U.S.	—

John J. Quaid	Vice President and Controller	U.S.	—

David R. Sauber	Senior Vice President, Human Resources, Health and Administrative Services	U.S	—

Donald C. Templin	President	U.S	—

(1)	Phantom units granted on August 14, 2018 pursuant to the MPLX LP 2018 Incentive Compensation Plan and credited within a deferred account.